June 25, 2025

Brent M. Giles
Chief Executive Officer
Hawthorn Bancshares, Inc.
132 East High Street, Box 688
Jefferson City, MO 65102

       Re: Hawthorn Bancshares, Inc.
           Registration Statement on Form S-3
           Filed June 24, 2025
           File No. 333-288274
Dear Brent M. Giles:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Scott Gootee , Esq.